Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Announces Financial Results for Second Quarter and
First Six Months of 2012

Strong Sales Pipeline, Increasing Demand and $16.5 Million of Backlog Reinforces
Management Optimism for Improvement in the Second-Half of 2012

TEL AVIV, Israel, July 24 2012 --RADCOM Ltd. (RDCM), a leading service assurance provider, today announced its financial results for the second quarter and first six months of 2012.

“This was a challenging start to 2012, as we were not immune to a slowdown that impacted the entire telecom industry, but our optimism for the business and confidence in a significant improvement remains high,” commented David Ripstein, RADCOM’s chief executive officer. “We believe that the results we are reporting today do not reflect the demand we are seeing for our technology. Quarterly volatility is not uncommon in the telecom industry, and as a long-time provider to this industry we have seen activity fluctuate. For example, during 2011 we had one quarter with just $3.4 million in revenues, but we generated approximately $22 million revenues for that year. Almost always, slowdowns create pent-up demand, and we believe that this is the case right now. We believe that opportunities have not been lost, rather they are simply being delayed, and this has impacted our ability to close deals. This has expanded the number of opportunities in our pipeline, which is at a very strong level, both in terms of quality and quantity. With a solid $16.5 million backlog, and this encouraging pipeline of opportunities, we remain confident that the second half of 2012 will be stronger than the first half.”

Second Quarter of 2012:
Revenues for the quarter ended June 30, 2012 totaled $3.4 million, a 42% decrease compared to $5.9 million for the second quarter of 2011, the result of multiple projects which have not been fully completed and are expected to be completed in the coming quarters. Gross margin for the period was 57%, down from 72% during the second quarter of 2011, mainly due to a lower base of revenue with a similar level of fixed costs.

Net loss for the quarter was $(1.8) million or $(0.28) per ordinary share (basic and diluted), compared to net income of $78,000, or $0.01 per ordinary share (basic and diluted) for the second quarter of 2011.

Excluding non-cash stock-based compensation expenses for all periods, the Company’s non-GAAP net loss for the quarter was $(1.7) million, or $(0.27) per ordinary share (basic and diluted), compared to net income of $315,000, or $0.05 per ordinary share (basic and diluted) for the second quarter of 2011.

Revenues for the first six months of 2012 were $9.0 million, a 22% decrease compared to $11.5 million for the first six months of 2011. Gross profit for the period was 64%, down from 72% during the first six months of 2011. Net loss for the period was $(2.6) million or $(0.41) per ordinary share (basic and diluted), compared to net income of $201,000, or $0.03 per ordinary share (basic and diluted) for the first six months of 2011. Excluding non-cash stock-based compensation expenses for all periods, the Company’s non-GAAP net loss for the first six months of 2012 was $(2.4) million, or $(0.37) per ordinary share (basic and diluted), compared to net income of $626,000, or $0.10 per ordinary share (basic) and $0.09 per ordinary share (diluted) for the first six months of 2011.

Mr. Ripstein added, “We anticipate the second half of 2012 to report positive operating income, though our goal of achieving positive operating income for the full year will be challenging due to the slowdown throughout our industry. As we work off our strong backlog in the second half of the year, we expect bookings to increase, to support growth in 2013.”

Mr. Ripstein continued, “The increasing adoption of tablet and smart-phone devices, and the data-hungry applications that run upon them, continue to drive long-term demand for our solutions. Increased traffic, when not properly monitored by assurance tools, leads to dropped calls, video streaming disruptions, longer download times and ultimately to the loss of customers. The more users that gain access through these increasingly ubiquitous devices, the more challenging it is for communication operators to provide a trouble-free network environment without RADCOM’s assurance solutions.”

RADCOM's management will hold an interactive conference call today at 9 a.m. Eastern Time (16 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from July 25th on RADCOM's website.

About RADCOM

RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

INVESTOR INQUIRIES:

Brett Maas
Hayden IR
brett@haydenir.com
(646) 536-7331

or

James Carbonara, Regional Vice President
Hayden IR
(646) 755-7412
Email: james@haydenir.com

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$3,424	$5,927	$9,038	$11,534
Cost of sales	1,489	1,645	3,263	3,204
Gross profit	1,935	4,282	5,775	8,330

Research and development, gross	1,392	1,525	3,062	2,875
Less - royalty-bearing participation	505	248	730	749
Research and development, net	887	1,277	2,332	2,126
Sales and marketing	2,262	2,392	4,771	4,900
General and administrative	493	589	1,012	1,201
Total operating expenses	3,642	4,258	8,115	8,227
Operating (loss) income	(1,707)	24	(2,340)	103

Financing income (expenses), net	(104)	54	(176)	98
Taxes on Income	-	-	(120)	-
Net (loss) income	$(1,811)	$78	$(2,636)	$201
Basic net (loss) income per ordinary share	$(0.28)	$0.01	$ (0.41)	$0.03
Diluted net (loss) income per ordinary share	$(0.28)	$0.01	$(0.41)	$0.03

Weighted average number of ordinary shares used in computing basic net (loss) income per ordinary share	6,444,221	6,368,553	6,434,617	6,348,529

Weighted average number of ordinary shares used in computing diluted net (loss) income per ordinary share	6,444,221	6,799,894	6,434,617	6,843,227

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net (loss) income	$(1,811)	$78	$(2,636)	$201
Stock-based compensation (1)	96	237	271	425
Non-GAAP net (loss) income	$(1,715)	$315	$(2,365)	$626
Non-GAAP (loss) earnings per share (diluted)	$(0.27)	$0.05	$(0.37)	$0.09

Number of shares used in computing Non-GAAP (loss) earnings per share (diluted)	6,444,221	6,799,894	6,434,617	6,843,227

(1) Stock-based compensation:
Cost of sales	3	9	9	17
Research and development	30	57	98	107
Sales and marketing	34	79	92	145
General and administrative	29	92	72	156
	96	237	271	425

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	June 30, 2012	December 31, 2011
	(unaudited)
Current Assets
Cash and cash equivalents	1,408	2,901
Restricted cash	724	-
Trade receivables, net	4,888	5,389
Inventories	5,957	6,590
Other receivables	3,418	3,490
Total Current Assets	16,395	18,370
Severance pay fund	2,765	2,674
Property and equipment, net	272	301
Total Assets	19,432	21,345

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,772	2,703
Deferred revenue	877	623
Other payables and accrued expenses	5,494	4,374
Total Current Liabilities	8,143	7,700

Long-Term Liabilities
Deferred revenue	146	161
Accrued severance pay	3,193	3,092
Total Long-Term Liabilities	3,339	3,253

Total Liabilities	11,482	10,953

Shareholders' Equity
Share capital	251	250
Additional paid-in capital	60,750	60,557
Accumulated deficit	(53,051)	(50,415)
Total Shareholders' Equity	7,950	10,392

Total Liabilities and Shareholders' Equity	19,432	21,345